FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                         For the month of November 2003

                         Commission File Number: 0-30852

                          GRUPO FINANCIERO GALICIA S.A.

                          Galicia Financial Group S.A.
                 (Translation of registrant's name into English)

                            Tte. Gral. Juan D. Peron
                       456 (1038) Buenos Aires, Argentina
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F X   Form 40-F
                                  ---           ---

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes      No X
                                      ---     ---


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                   ---------------------
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                                    FORM 6-K

                           Commission File No. 0-30852

Month Filed                 Event and Summary                       Exhibit No.

November 2003         Financial  statements of the  Registrant         99.1
                      for the period of nine  months  ended
                      September 30, 2003   presented  in
                      comparative format

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           GRUPO FINANCIERO GALICIA S.A.
                                           (Registrant)




Date:  November 26, 2003                   By: /s/ Antonio Garces
                                               ---------------------------------
                                               Name:  Antonio Garces
                                               Title: Chief Executive Officer